SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

TRAVEL HUNT HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001

(Title of Class of Securities)

89416Q 202

(CUSIP Number)

Jiaji Shang
17th Floor, HongJi Building, JinWei Road
HeBei District, Tianjin
People’s Republic of China
(86 22) 2626 9216

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2008

(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

(Continued on following pages)

1.	NAMES OF REPORTING PERSONS. Jiaji Shang

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER 51,026,957*

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 51,026,957*

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,026,957*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.0%*

14.	TYPE OF REPORTING PERSON IN

* Consists of the following shares held by entities for which the Reporting Person is deemed to be the beneficial owner: 7,592,692 shares held by Eternal International Holding Group Ltd., a Hong Kong company, of which the Reporting Person is a 80% owner and the Chairman; all 4,382,502 shares held by Victory Boom Investments Limited, a British Virgin Islands company, of which the Reporting Person is the 100% owner; all 20,000,000 shares held by Quick Rise Investments Limited, a British Virgin Islands company, of which the Reporting Person is the 100% owner; all 14,807,828 shares held by Waterpower Investments Limited, a British Virgin Islands company, of which the Reporting Person is the 100% owner; and all 4,243,935 shares held by Lika Investments Limited, a British Virgin Islands company, of which the Reporting Person is the 100% owner.

1.	NAMES OF REPORTING PERSONS. Quick Rise Investments Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER 20,000,000

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 20,000,000

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%

14.	TYPE OF REPORTING PERSON CO

1.	NAMES OF REPORTING PERSONS Waterpower Investments Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER 14,807,828

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 14,807,828

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,807,828

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%

14.	TYPE OF REPORTING PERSON CO

1.	NAMES OF REPORTING PERSONS Eternal International Holding Group Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER 9,490,865

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 9,490,865

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,490,865

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%

14.	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer.

The name of the issuer is Travel Hunt Holdings, Inc., a Nevada corporation (the “Company”), which has its principal executive offices at 17th Floor, HongJi Building, JinWei Road, HeBei District, Tianjin, China. This statement relates to the Company’s common stock, $0.001 par value per share (the “Common Stock”).

Item 2. Identity and Background.

(a)-(f). Jiaji Shang. This Schedule 13D is being filed by Mr. Jiaji Shang, a citizen of People’s Republic of China (“Mr. Shang”). Mr. Shang is the Company’s Chairman, CEO and President. Mr. Shang’s business address is conducted is 17th Floor, HongJi Building, JinWei Road, HeBei District, Tianjin, China. During the last five years, Mr. Shang has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(a)-(f). Quick Rise Investments Limited. This Schedule 13D is being filed by Quick Rise Investments Limited, a company organized under the law of the British Virgin Islands (“Quick Rise”). Quick Rise is a holding company with no active business operations. The address of its principal office and place of business is Room 2707, 27/F, Shui On Centre, 6-8 Harbour Road, Wanchi, Hong Kong. During the last five years, Quick Rise has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(a)-(f). Waterpower Investments Limited. This Schedule 13D is being filed by Waterpower Investments Limited, a company organized under the law of the British Virgin Islands (“Waterpower”). Waterpower is a holding company with no active business operations. The address of its principal office and place of business is Room 2707, 27/F, Shui On Centre, 6-8 Harbour Road, Wanchi, Hong Kong. During the last five years, Waterpower has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(a)-(f). Eternal International Holding Group Ltd. This Schedule 13D is being filed by Eternal International Holding Group Ltd., a company organized under the law of Hong Kong (“Eternal International” and together with Mr. Shang, Quick Rise and Waterpower, the “Reporting Persons”). Eternal International is a holding company with no active business operations. The address of its principal office and place of business is Room 2707, 27/F, Shui On Centre, 6-8 Harbour Road, Wanchi, Hong Kong. During the last five years, Eternal International has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Eternal International received the securities covered by this statement pursuant to that certain share exchange agreement, dated March 28, 2008, by and among the Company, Willsky Development, Ltd. (“Willsky”) and Eternal, as the sole shareholder of Willsky (“Share Exchange Agreement”). Pursuant to the Share Exchange Agreement, all of the capital stock of Willsky held by Eternal International was exchanged for 94,908,650 shares of the Common Stock of the Company on March 28, 2008, the closing date of the Share Exchange Agreement. Simultaneous with the consummation of the Share Exchange Agreement, Eternal International distributed 85,417,785 shares of the Company’s Common Stock to its shareholders, including Quick Rise, Waterpower and certain other entities controlled by Mr. Shang, as a dividend.

Mr. Shang owns 80% of Eternal International, 100% of Quick Rise and 100% of Waterpower.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Company’s Common Stock pursuant to the Share Exchange Agreement and simultaneous distribution as described in Item 3 above. In connection with the Share Exchange Agreement, there were changes to the Company’s board of directors which were more fully described in the current report on Form 8-K filed by the Company on March 31, 2008 (the “Form 8-K”).

Except as set forth in this Schedule 13D and the Form 8-K, the Reporting Persons have made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Shang is the beneficial owner of 51,026,957* shares of the Company’s Common Stock, representing 51.0% of the outstanding shares of the Company’s Common Stock. Mr. Shang does not own any other securities of the Company. Quick Rise is the beneficial owner of 20,000,000 shares of the Company’s Common Stock, representing 20.0% of the outstanding shares of the Company’s Common Stock. Quick Rise does not own any other securities of the Company. Waterpower is the beneficial owner of 14,807,828 shares of the Company’s Common Stock, representing 14.8% of the outstanding shares of the Company’s Common Stock. Quick Rise does not own any other securities of the Company. Eternal International is the beneficial owner of 9,490,865 shares of the Company’s Common Stock, representing 9.5% of the outstanding shares of the Company’s Common Stock. Eternal International does not own any other securities of the Company.

(b) Mr. Shang has the sole power to vote and dispose of 51,026,957* shares.

(c) Other than the transaction in connection with the Share Exchange Agreement and the simultaneous distribution described in Item 3 above, the Reporting Persons did not effect any transactions in the issuer’s securities within the past 60 days.

* Consists of the following shares of the Company’s Common Stock held by entities for which the Mr. Shang is deemed to be the beneficial owner: 7,592,692 shares held by Eternal International, of which Mr. Shang is a 80% owner and the Chairman; all 4,382,502 shares held by Victory Boom Investments Limited, a British Virgin Islands company, of which Mr. Shang is the 100% owner; all 20,000,000 shares held by Quick Rise, of which Mr. Shang is the 100% owner; all 14,807,828 shares held by Waterpower, of which Mr. Shang is the 100% owner; and all 4,243,935 shares held by Lika Investments Limited, a British Virgin Islands company, of which Mr. Shang is the 100% owner.

(d) Other than Mr. Shang, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the Form 8-K, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A
Share Exchange Agreement, dated March 28, 2008, among the Company, Willsky Development, Ltd. and its shareholder. [Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K filed by the Company on March 31, 2008].

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2008

/s/ Jiaji Shang
Jiaji Shang

QUICK RISE INVESTMENTS LIMITED

By:/s/ Jiaji Shang
Name: Jiaji Shang
Title:

WATER POWER INVESTMENTS LIMITED

By:/s/ Jiaji Shang
Name: Jiaji Shang
Title:

ETERNAL INTERNATIONAL HOLDING GROUP LIMITED

By: /s/ Jiaji Shang
Name: Jiaji Shang
Title: Jiaji Shang